Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Drilling Intersects Multiple High Grade Gold Zones Including 0.93 opt Over 26.4 ft On New Polaris Property, B.C.

January 12, 2005 - Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces multiple high grade gold intercepts from the recently completed Phase 1 in-fill drilling program on the New Polaris property in northwestern British Columbia.

Eleven holes (for a total of 8008 ft or 2441 m of core) were drilled in late 2004 on 100 ft (30 m) spacings to test the C Zones over an initial 500 ft (152 m) strike length by 200 ft (61 m) down dip below the deepest mine level.  All eleven drill holes intersected economically significant gold grades and vein widths in two main, sub-parallel, en-echelon, shear-veins, the “Upper C” and “Lower C”.

Individual drill intercepts returned assays such as 0.93 opt (31.9 gpt) gold over 26.4 ft (8.05m) in the lower C vein and 0.45 opt (15.3 gpt) over 29.5 ft (9.0 m) in the Upper C vein.  The weighted average of all 22 vein intercepts graded 0.42 opt (14.4 gpt) over a 12.4 ft (3.78m) core length.  True widths of the veins are estimated to be 85 to 90% of the core lengths.  Assay results are shown in the attached table.

These first eleven in-fill drill holes tested the Upper and Lower C zones below the No.600 mine level, (ASL -450 ft) near the No.1 fault, a late brittle fault which bisects the C zones into east and west segments.  As can be seen on the attached longitudinal sections, the C zones are rotated about 35° around the No.1 fault, necessitating two drill grids and two looking directions on the longitudinal sections.

The C zones were originally delineated in the 1990’s by more open spaced drilling over an 800 ft (244 m) strike length and down to 2340 ft (713 m) in vertical depth, where drill hole PC95-40 intersected 0.33 opt (11.3 gpt) gold over a 27.8 ft (8.47 m) core length.  The C zones are still wide open at depth and to a certain extent along strike.

A Phase 2 in-fill drilling program is now being planned for 2005 (subject to financing) to continue defining and extending the known C zones at 100 ft intervals over a 1000 foot (305 m) strike length and 1200 feet (366 m) down-dip.  It will also target two of the known Y zones over a 500 ft (152 m) length and 1200 feet (366 m) down dip.

The purpose of this drilling program is to outline at least a 550,000 oz resource amenable to a feasibility study for a 65,000 oz per yr high grade, underground gold mine with a minimum 8-year mine-life.  New Polaris was previously estimated (in 1998) by Peter Karelse, P.Geo., to contain a 1.3 million oz gold resource (3.6 million tons grading 0.36 opt gold) based on 202 drill holes. This resource estimate precedes NI 43-101 and is therefore not compliant with it and should not be relied upon. The deposit is still open for expansion.

Bradford Cooke, Canarc’s President and C.E.O., stated “These multiple high grade drill intercepts confirm our long held opinion that New Polaris has the potential to be western Canada’s next high grade, underground gold mine.  Our re-activation of the New Polaris project coincides not only with higher gold prices but also with the pending development of the large Tulsequah Chief copper-zinc-gold-silver mine and road access of Redcorp Ventures, immediately adjacent to the New Polaris property.”

James Moors, B.Sc., P.Geo, is the Qualified Person who supervised the 2004 drilling program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks to ensure the integrity of all assay results.   All drill core was split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples were dried, crushed, split and a 30-gram subsample was taken for analysis.  Gold content was determined by fire assay with an atomic absorption finish (FA-AA) and other trace elements were analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Hole	Zone	Hole Depth (feet)		length	Length	Au	Au
		From	To	ft	m	opt	Gpt

04-2100SW1	C Upper East	548.5	553.8	5.8	1.62	0.12	4.0
	C Lower East	565.5	572.5	7.0	2.13	1.03	35.3

04-2100SW2	C Upper East	554.0	563.0	9.0	2.74	0.16	5.4
	C Lower East	637.2	663.6	26.4	8.05	0.93	31.9

04-2200SW1	C Upper East	534.0	537.0	3.0	0.91	0.15	5.1
	C Lower East	587.6	634.6	47.0	14.33	0.34	11.6
	incl.	587.6	610.0	22.4	6.83	0.44	15.2
	incl.	619.8	634.6	14.8	4.53	0.38	13.0

04-2200SW2	C Lower East	627.3	641.0	13.7	4.18	0.75	25.7
		650.4	662.3	11.9	3.63	0.15	5.2

04-2000SW1	C Lower East	593.0	596.2	3.2	0.98	0.33	11.2

04-2000SW2	C Hanging Wall	361.8	368.3	6.5	1.98	0.12	4.2
	C Upper East	594.5	596.0	1.5	0.46	0.16	5.5
	C Lower East	677.6	685.5	7.9	2.41	0.43	14.8

04-2000SW3	C Hanging Wall	447.4	451.6	4.2	1.28	0.31	10.7
	C Upper East	644.3	668.0	23.7	7.22	0.21	7.2
	incl.	644.3	653.0	8.7	2.65	0.26	8.9
	incl.	661.5	668.0	6.5	1.98	0.36	12.3
	C Lower East	734.5	757.0	22.5	6.86	0.42	14.5
	incl.	741.0	745.6	4.6	1.40	0.65	22.4
	incl.	747.9	754.6	6.7	2.04	0.85	28.9

04-5700E1	C Upper East	605.0	630.0	29.5	8.99	0.45	15.3
	incl.	600.5	608.0	7.5	2.29	0.73	25.2
	incl.	615.0	626.0	11.0	3.35	0.65	22.2
	C Upper West	657.0	681.0	24.0	7.32	0.12	4.0
	incl.	657.0	661.0	4.0	1.22	0.36	12.5
	C Lower West	758.5	772.2	13.7	4.18	0.40	13.6
	incl.	762.0	769.2	7.2	2.19	0.68	23.1

04-5700E2	C Upper West	766.6	767.6	1.0	0.30	0.90	30.9
	C Lower West	842.0	850.0	8.0	2.44	0.27	9.2

04-5600E1	C Upper West	662.5	666.1	3.6	1.10	0.30	10.2
	C Lower West	687.2	700.2	13.0	3.96	0.15	5.1

04-5600E2	C Upper West	728.6	737.3	8.7	2.65	0.29	10.1
		747.0	752.6	5.6	1.71	0.25	8.5
		776.2	779.5	3.3	1.01	1.13	38.6
	C Lower West	809.2	816.0	6.8	2.07	0.34	11.8
		832.8	833.7	0.9	0.27	0.62	21.2

04-2000SW2	C Hanging Wall	361.8	368.3	6.5	1.98	0.12	4.2
	C Upper East	594.5	596.0	1.5	0.46	0.16	5.5
	C Lower East	677.6	685.5	7.9	2.41	0.43	14.8

04-2000SW3	C Hanging Wall	447.4	451.6	4.2	1.28	0.31	10.7
	C Upper East	644.3	668.0	23.7	7.22	0.21	7.2
	incl.	644.3	653.0	8.7	2.65	0.26	8.9
	incl.	661.5	668.0	6.5	1.98	0.36	12.3
	C Lower East	734.5	757.0	22.5	6.86	0.42	14.5
	incl.	741.0	745.6	4.6	1.40	0.65	22.4
	incl.	747.9	754.6	6.7	2.04	0.85	28.9

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Metallurgical Testing of New Polaris Ores Improves Gold Recoveries to 95%

February 9, 2005 - Vancouver, BC, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that metallurgical testing of gold ores from the New Polaris project in northwestern British Columbia has improved gold recoveries to the 95% level.

Initial optimization work focused on grinding and flotation to liberate and concentrate the sulfide minerals containing gold. By grinding the ore to 95% minus 200 mesh and then running it through 3 cycles of rougher flotation with conditioning, 96.6% of the gold in the ore reported to the final concentrate, which graded 92 gpt gold.

This gold concentrate was then subjected to testing for gold extraction by comparing pressure oxidation and bio-oxidation. Batch acid pressure oxidation (autoclave) tests showed that 100% oxidation of the sulphide minerals could be achieved within 60 minutes, showing that New Polaris ores are very amenable to the autoclaving process.

The oxidized concentrates were then treated by cyanide leaching to achieve a 98.5% rate of gold extraction within 24 hours from concentrate, for an over-all gold recovery from ore of 95.1% a substantial increase over previous testwork. Bio-oxidation tests achieved up to a 93% extraction rate of gold from concentrate, for an overall gold recovery from ore of 88.9%.

In summary, metallurgical testing has successfully increased gold recoveries from New Polaris ores to the 95% level, by optimizing the grinding, autoclaving and leaching processes. Bio-oxidation is still a possibility, even though it returned lower recoveries compared to autoclaving, because the anticipated capital costs are lower.

However, the more likely metallurgical alternate now under consideration is the shipping of gold concentrates from the New Polaris minesite to an existing “third party” autoclave elsewhere in North America. Additional detailed metallurgical testwork will likely be needed for any feasibility study on New Polaris.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit in British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Bellavista Mine Construction Nearing Completion, Gold Production to Commence in Q2, 2005

February 15, 2005 - Vancouver, BC, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that Glencairn Gold Corporation, the Operator of the Bellavista mine in Costa Rica, is on track to complete mine construction and commence gold production in Q2, 2005.

Mine and plant construction are now over 90% complete.  All earthworks and leach pads are finished, the crushers, agglomerator, conveyors and stackers are in place, electrical power has been installed and all roadworks are nearing completion.  Waste stripping and ore mining are now underway, loading of the leach pads will commence in Q1 and gold recovery will begin in Q2, 2005.

According to Glencairn, the Bellavista open pit, heap leach gold mine is expected to produce about 60,000 oz per year for 7 years( See Glencairn News Release April 1, 2004) at an average cash operating cost of US $198 per oz.  (See www.glencairngold.com). Current ore reserves are estimated by Glencairn to be 11.2 million tonnes grading 1.54 grams per tonne gold, containing about 555,000 oz gold.  Gold recoveries are anticipated to be around 78.6%.

Canarc owns a strategic net profit interest in Bellavista that pays Canarc 5.67%of net profits during the first payback period, rising to 10.40% during the second payback period and 20.24% of net profits thereafter.  Canarc recently received its annual pre-production cash payment (US $120,000) from Glencairn in January.

At a US $425 gold price, Canarc’s net profit interest is expected to generate about US $4 million in undiscounted cash flow to Canarc over the 7 year minimum mine life.  Canarc is currently considering how best to capture value from its interest in Bellavista, now that commercial production is set to commence.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit in British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Final 2004 Drill Results Return Significant Gold Intercepts From JQA Prospect,

 Benzdorp Property, Suriname

March 21, 2005 - Vancouver, Canada - Canarc Resource Corp. (CCM : TSX and CRCUF : OTC-BB) announces that the final results of the 2004 drill program from the JQA prospect on the Benzdorp property in Suriname, including hole BZ04-51 not previously released, returned several significant gold intercepts.

In 2004, Canarc Resource Corp. completed 3984 m of diamond drilling in 13 holes (BZ04-39 to 51) at the JQA prospect on the Benzdorp property.  The main goal of the program was to test a portion of the known 500 m by 500 m area of saprolite-hosted, porphyry-gold mineralization down into bedrock.

All thirteen holes encountered significant porphyry gold mineralization in saprolite starting at surface.  Of the eleven holes that penetrated bedrock, eight holes (BZ04-39, 42, 45-48, 50-51) intersected strong porphyry gold-copper, stock-work mineralization over a 200 m by 200 m area, successfully extending the JQA mineralized zone up to 350 m in depth.

Drilling highlights, including the final 2004 hole BZ04-51 (not previously released), are as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Gold (gpt)

BZ04-39

0.00

169.00 EOH

169.00

0.60

including

52.00

64.00

12.00

1.08

and

88.00

98.50

10.50

1.01

BZ04-42

0.00

400.81 EOH

400.81

0.48

including

0.00

120.40

120.40

1.14

BZ04-45

0.00

315.47

315.47

0.45

including

0.00

24.38

24.38

1.01

BZ04-47

0.00

237.69

237.69

0.52

BZ-04-51

0.00

256.03

256.03

0.55

including

0.00

44.20

44.20

1.09

The porphyry gold mineralization in each of these holes starts at surface, implying a very low strip ratio of waste to ore. Higher grade gold mineralization was typically intersected in the near surface, oxidized saprolite and two of the holes bottomed in ore-grade mineralization in bedrock. The JQA mineralized zone is wide open along strike, and to a certain extent at depth.

Copper mineralization is a bit more intermittent than the gold mineralization.  It is typically leached out of the saprolite, and grades 0.1% to 0.2% Cu over 20 m to 220 m intervals in the bedrock.  One of the better holes, BZ04-50, returned 0.1% Cu over 224.0 m, including 0.29% Cu over 18.29 m.

The Benzdorp property displays some distinct geologic similarities to the 10 million oz Boddington porphyry gold-copper deposit (400 million tonnes @ 0.8 gpt Au and 0.12% Cu) now being developed by Newmont / Anglogold / Newcrest in western Australia.  However, certain gold deposits in South America might be more comparable from a mine operating point of view.

The potential for low cost, open pit, heap leaching of soft saprolite, low grade, gold mineralization as discovered at Benzdorp is highlighted by the 1 million oz. Sao Francisco deposit now being developed by Yamana in Brazil.  Yamana is investing US $46 million in capital to develop an 11,000 tonne per day, heap leach gold mine with anticipated operating costs of US $190 per oz.  Yamana’s ore reserves are estimated at 48 million tonnes grading 0.67 grams per tonne gold with 80% gold recoveries.

The potential for low cost, bulk mining of bedrock, low grade, gold-copper ores as discovered at Benzdorp is exemplified by the 2.1 billion lb, 2.5 million oz. Chapada porphyry copper-gold deposit is also being developed by Yamana in Brazil.  Capital costs are estimated at US $155 million to build a 35,000 tonne per day, open pit copper-gold mine producing a flotation concentrate at an approximate US $175 per oz gold eq. operating cost.  Yamana’s ore reserves are 310 million tonnes grading 0.34% copper and 0.25 grams per tonne gold, with anticipated recoveries of 88% for copper and 53% for gold.

In 2005, Canarc plans to further assess the metallurgical characteristics of saprolite and bedrock mineralization from the JQA prospect in order to determine the viability of gold recovery by heap leaching vs. CIL leaching vs. gravity and flotation.  Preliminary metallurgical testing was completed in 2004 and the results will be released shortly.

Canarc also plans to conduct a Phase 3 drilling program of about 3000 m in approximately 15 holes in order to extend the area of JQA mineralization in bedrock and to test other targets.  The Company is conducting due diligence property tours with major gold companies at this time with a view to a possible strategic partnership or financing in order to move the Benzdorp project forward.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person who supervised the Phase 2 drill program on the Benzdorp property.  He instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results.  All drill core is split by Canarc personnel at the Benzdorp camp and flown to the Inspectorate-affiliated commercial laboratory in Paramaribo, Suriname.  Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis.  Gold was determined by fire assay with an atomic absorption (AA) finish.  Copper was also measured by AA.  Selected samples were sent to Chemex laboratories in Vancouver, BC, for additional quality control.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit in British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Metallurgical Testwork Indicates Excellent Gold and Copper Recoveries For

JQA Mineralization, Benzdorp Property, Suriname

March 29, 2005 - Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that excellent gold and copper recoveries are indicated by preliminary metallurgical testwork on drill core from the JQA prospect, Benzdorp property, Suriname.

Resource Development Inc. (“RDI”) were retained to conduct flotation and leach tests on low grade, gold-copper, bedrock mineralization in the JQA prospect drill core. Flotation tests on a relatively coarse grind size of 80% passing 65 mesh achieved 80% copper and 57% gold recoveries into the rougher concentrate without optimization. This con was then upgraded to a +20% copper concentrate in a cleaner circuit.

Initial leach tests indicate that up to 100% of the gold and 53.5% of the copper are cyanide soluble. A        48-hour cyanide bottle roll leach test returned 80% gold and 25% copper recoveries with 1.73 kg. per tonne cyanide consumption. A similar 12-hour test on the rougher tailings recovered 100% of the gold, with only 0.25 kg per tonne cyanide consumption.

Gravity testwork by Knelson Concentrators indicates up to 18% gold recoveries are possible using a very fine grind. However, RDI concludes that a coarser grind and a two stage process of rougher flotation followed by cyanide leaching of the tailings appears to be a preferred method to recover up to 100% of the gold in Benzdorp ores.

Because of the high gold solubilities in cyanide, additional metallurgical testing is recommended to assess the potential for both heap leaching and CIL leaching of both saprolite and bedrock mineralization. Optimization testwork is also planned on crush and grind sizes and flotation recoveries.

Heap leaching of low-grade gold ores could be viable for Benzdorp, given the similarity of grade with the Sao Francisco mine in Brazil currently being developed by Yamana. Flotation and leaching of low-grade gold-copper ores could also be viable for Benzdorp, given the success of the Paracutu mine of Kinross in Brazil at processing 0.47 gpt gold ores with 78% gold recovery.

Bradford J. Cooke, M.Sc. P.Geo., is the Qualified Person who commissioned the metallurgical testwork for the Benzdorp property.  Gold was determined by fire assay with an atomic absorption (AA) finish.  Copper was also measured by AA.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia, and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Board Resignation and Appointment

May 10, 2005 - Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces the resignation of Stephen Macklem from the Board of Directors, due to the demands on his time from other business activities.  The Board and Management would like to thank Stephen for his service to the Company over the past eight months.

Canarc is pleased to announce that William Price has agreed to stand for nomination as a Director at the Company’s upcoming Annual General Meeting on May 31, 2005.  Mr. Price brings to Canarc a wealth of experience and expertise in the financial world, having recently retired as the Chairman, CEO and CIO of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC) and Global Chief Investment Officer of Allianz Global Investors AG.

Mr. Price enjoyed early success as a research analyst in the 1960’s for well recognized firms in the US equity markets, taking on the additional responsibility of portfolio manager with Donaldson, Lufkin, Jenrette in 1970.  Starting in 1977, William  became an early partner in RCM Capital Management and ultimately led the Company as CEO to a stellar track record for growth.  RCM had more than US$ 30 billion under management upon his retirement in 2003.

As Global Equity Chief Investment Officer for Allianz Global Investors, one of the largest fund management companies in the world, Mr. Price was responsible for over US$ 500 billion under management.  William continues to be a Guest Lecturer at the Stanford Graduate School of Business and is Chairman of the William L. Price Charitable Foundation.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia, and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Shareholders Approve Board Election, Shareholder Rights Plan, Changes to Articles,

And Other Resolutions; Management Team Strengthened

June 1, 2005 - Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that, at the Annual and Extraordinary General Meeting of the shareholders held on May 31, 2005, the shareholders elected the Board of Directors as nominated and approved the Shareholder Rights Plan, changes to the Company’s Articles and all other Resolutions proposed in the Management Information Circular.

A total of 99 shareholders holding approximately 35.3 million shares (60.5% of the 58.5 million shares issued) voted at the meeting and each resolution passed by a large margin.  The Board of Directors now consists of Bradford Cooke, Chris Theodoropoulos, Leonard Harris, Derek Bullock and William Price. The management team was also re-appointed and strengthened with the addition of Philip Yee, Bruce Bried and James Moors to senior management.

Mr. Bruce Bried, B.Sc., P.Eng., joins the Company as Vice-President, Mining, and will oversee the evaluation, acquisition, management and expansion of all mining projects. Mr. Bried is a professional engineer with over 25 years experience in mine engineering and operations and his specialty is underground vein gold and silver mines.  A graduate of the Colorado School of Mines, Bruce worked with Dickenson Mines Ltd. from 1980 to 1992, managing their underground gold mine in Red Lake, ON.  Between 1992 and 2001, he worked with Homestake Mining, as Mine Superintendent at the David Bell Mine, ON and Eskay Creek Mine, BC, and as Mine General Manager at the Snip Mine, BC and the Lead Mine, SD.  Since 2003, Bruce has served as a mining consultant to Kinross, Canarc, and Endeavour Silver Corp.  He will split his time as Vice President, Mining between Canarc and Endeavour on as needed basis.

Mr. James Moors, B.Sc., P.Geo., moves up from Exploration Manager to become Vice-President, Exploration.  James will now oversee the evaluation, acquisition, management and development of all exploration projects, focusing initially on the Benzdorp and New Polaris properties.

Mr. Philip Yee, M.B.A., C.P.A., C.G.A., C.M.A., previously Finance Manager and Controller, adds the position of C.F.O. to his responsibilities.  Mr. Yee is a certified general accountant with an MBA degree and 16 years experience in corporate management, regulatory reporting, accounting, auditing and taxation.

Bradford Cooke, President and CEO, stated, “I would like to welcome Bill Price to our Board of Directors and Philip Yee, Bruce Bried and James Moors to our senior management team. They add real depth to our finance, exploration and mining capabilities which is particularly important now that the New Polaris project is back on track for development.”

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit in British Columbia, and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Exploration Work Resumes on Benzdorp Project, Suriname

June 21, 2005 - Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that exploration work has resumed on the Benzdorp project in Suriname.

A US $250,000, 6 month program of line-cutting, soil sampling, airborne geophysics, core re-logging and geological compilation work is now underway.  The goals of this exploration program are three-fold:

1)

Complete more detailed sampling of several gold prospect areas to better define them prior to the next drilling program.

2)

Carry out geologic and petrographic studies on JQA drill core to clarify the porphyry rock types and alteration assemblages, then re-interpret all geologic information from the JQA porphyry gold discovery area to better define the higher grade mineralization and extensions for drilling.

3)

Use airborne magnetic and radiometric survey data to better understand the underlying geological and structural controls to gold mineralization at Benzdorp and generate new target areas.

The first gold prospects for follow-up sampling are in the van Heemstra area several kilometres north of JQA. Two broadly anomalous gold prospect areas were found by reconnaissance soil sampling in 1997, but have not been followed up to date.  A 14 km grid is being cut for soil sampling at 25 m spacings on 100 m spaced lines.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit in British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President  and C.E.O.

For more information, please contact Gregg Wilson Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

First Gold Pour at Bellavista Mine, Independent Valuation of Canarc’s Interest

July 5, 2005 - Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that Operator Glencairn Gold Corp. has poured its first gold bars at the new Bellavista mine in Costa Rica.  Canarc holds a 5.6% net profit interest before payback in Bellavista that increases to 20.2% after payback of Glencairn’s exploration, development and capital costs.

Since mining began in April, 2005, approximately 200,000 tonnes of ore have been stacked on the leach pads. Gold contained in ore on the pads and in leach solution currently stands at approximately 10,000 ounces. Production at Bellavista is expected to ramp up to its design rate of 60,000 ounces annually before year-end.

Canarc also announces the results of an independent valuation of Canarc’s net profit interest prepared by Pincock, Allen and Holt (“PAH”).  PAH updated a June 2004 cash-flow model of Glencairn and carried out sensitivity analysis of how project value could be affected by changes in metal prices, capital costs, operating costs and gold reserves.

Using a US $425 gold price and Glencairn’s base case production model of 11.2 million tonnes grading 1.54 gpt gold to produce 60,000 oz per year over a 7.2 year mine-life, Canarc’s net profit interest generates an undiscounted total cash-flow of US $4.6 million.  At a 5% discount rate, the discounted net present value (“NPV”) is US $3.3 million and discounted at 10%, the NPV is US $2.3 million.

The value of Canarc’s interest is highly leveraged to gold price.  A 20% increase or decrease in gold price causes the NPV to rise or fall by 40-45%.  However, the NPV is not sensitive to changes in capital costs and is only slightly affected by changes in operating costs and mine-able reserves.

Now that gold production is underway at Bellavista and the mine commissioning is advancing smoothly, Canarc intends to seek a buyer for its interest so it can put the capital to work on its principal assets, the New Polaris gold project in British Columbia and the Benzdorp project in Suriname.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit in British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson Toll Free: 877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

                                             NEWS RELEASE

Canarc Commences Phase 2  In-Fill Drilling Program at New Polaris Project, BC

October 25, 2005 - Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that it has commenced the Phase 2 in-fill drilling program at the New Polaris property in northwest British Columbia.  Canarc owns a 100% interest (subject to a 10% net profit royalty) in the New Polaris property, a high grade, underground mine, that produced 238,000 oz gold between 1939 and 1951.

Since 1988, the Company has invested more than CA $16 million and drilled 160,000 feet of core in 209 drill holes to outline a 1.3 million oz inferred resource at New Polaris. (3.6 million tons at 0.36 opt, now considered a historic resource, not compliant with the Canadian policy NI 43-101 and therefore not to be relied upon.)

The Phase 2 in-fill drilling program consists of 9,200 feet of core drilling in 10 drill holes at 100 foot centres in the C veins. Even though it is late in the year, Canarc has a fully winterized 50-man camp and all-weather airstrip at the mine-site. Completing the Phase 2 drilling program now will give management the flexibility to continue with a Phase 3 in-fill drilling program in Q2, 2006 subject to financing.

Previous drilling in the C veins included numerous intercepts of both high grades (e.g. 1.10 opt over 16.6 feet in hole PC 89-18A) and broad widths (e.s. 0.42 opt over 112.2 feet (true width 56 feet) in hole PT 97-44).  Although the in-fill drilling program will focus on blocking out proven and probable reserves in the top 1,200 feet of the C veins, previous drill holes (not included in the previous resource estimate) returned consistently high gold grades over mineable widths down to 2,200 feet, still open at depth.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold property in northwest British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

WARNING:  The TSX has neither approved nor disapproved the contents of this news release.  For more information, please contact Gregg Wilson at tel: Toll Free: (877)-684-9700, Phone: (604) 685-9700, fax:(604)685-9744, email invest@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. James Moors, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

High Grade Gold Intersected by Phase 2 Infill Drilling on

New Polaris Property, British Columbia

December 7, 2005 – Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that high grade gold has been intersected during the Phase 2 infill drill program on the New Polaris property in northwestern British Columbia.

Each hole intersected the C vein system over broad widths and each C vein intercept contains intervals of high grade gold. The weighted average of the C vein intercepts is 0.37 oz per ton (12.7 gpt) over a 39.9 foot core length (12.2 m) and the higher grade intervals average 0.59 oz per ton gold (20.2 gpt) over an 11.6 foot core length (3.5 m), as follows.

NEW POLARIS PROJECT C VEIN SYSTEM – 2005 DRILL RESULTS

CROSS SECTION 2100SW

Hole (No)	From (ft)	To (ft)	Interval (ft)	Gold (oz per ton)

05-2100SW-3	701.9	732.0	30.1	0.29
incl.	703.5	709.0	5.5	0.53

05-2100SW-4	728.0	767.0	39.0	0.58
incl.	732.8	749.9	17.1	0.79
and	750.9	756.7	5.8	0.90

05-2100SW-5	757.5	808.0	50.5	0.25
incl.	761.5	779.0	17.5	0.30
and	799.0	808.0	9.0	0.64

Drilling on Section 2100SW continued down-dip from the Phase 1 drilling program, and in particular, tested an area where a previous result from 1990 suggested a vein geometry inconsistent with that indicated by subsequent pierce points.  Closely spaced drill-holes 2100SW3 and 2100SW4 greatly increase the confidence of vein continuity and thickness in this area. Hole 2100SW5 successfully outlined the C veins continuity into a 300 feet long gap in drilling on this section. (see figure: Drill Section 2100SW, incl.). The C vein flattens below the deepest level (600) in the mine and has been drilled down deep for 800 feet (244 m), still open at depth.

The thicker, richer gold intercepts in the flattened zone may be amenable to lower cost, modern mechanized mining methods as compared to the shrinkage stoping carried out historically in the steeper portions of the veins. True thicknesses are estimated to be 85% to 95% of the core lengths.

The Phase 2 infill drilling program consisted of nine holes (for a total of 7733 ft or 2357 m) drilled in late 2005 on three section lines to test the C Zones starting a further 100 ft (61 m) down dip and 100 feet along strike from last year’s Phase 1 in fill drilling program below the deepest mine level.  One hole was terminated after significant deviation in overburden, and a planned 10th hole was cancelled on account of unsafe flying conditions.  Further results from the remaining five completed holes will be available shortly.

James Moors, B.Sc., P.Geo, is the Qualified Person who supervised the 2005 drilling program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core was split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples were dried, crushed, split and a 30-gram subsample was taken for analysis.  Gold content was determined by fire assay with a gravimetric finish on samples containing greater than 1 ppm Au, and other trace elements were analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit in British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

az 140
az 320
sea level
-200'
-400'
-600'
-800'
450 Level
C Vein
600 Level
0.81/9.0'
0.93/26.4'
0.34/24.3
?
0.57/39.0'
0.28/30.0'
0.30/17.5'
0.75/15.6
0.59/10.2'
0.55/7.5'
04-2100SW1
04-2100SW2
05-2100SW3
05-2100SW4
05-2100SW5
Phase II drillhole
Phase I drillhole
Pre-1995 drill hole
0.57/39.0' : ounces per ton Au / feet
100 feet
100 metres
CANARC
RESOURCE CORP.
New Polaris Project
Phase II Infill Drilling Program
Section 2100SW
Looking Southwest
100 feet view thickness

NEWS RELEASE

Additional High Grade Gold Drill Intercepts Confirm C Vein Continuity

on New Polaris Property, British Columbia

December 14, 2005 – Vancouver, Canada - Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that the Phase 2 infill drill program on the New Polaris property in northwestern British Columbia has returned additional high grade gold intercepts that establish better continuity, thickness and grade of the C vein system.

Eight holes (for a total of 7733 ft or 2357 m of core) were drilled in October-November, 2005 on 100 ft (30 m) spacings to test the C vein system, starting a further 100 ft (61 m) down-dip and 100 feet along strike from last year’s Phase 1 infill drilling program.  All eight drill holes intersected economically significant gold grades and vein widths.

Each hole intersected the C vein system over broad widths and each C vein intercept contains intervals of higher grade gold. The weighted average of the principal C vein intercepts is 0.41 oz per ton over 26.2 feet (14.2 grams per tonne over 8.0 meters), the hanging-wall C vein intercepts averaged 0.46 opt over 11.5 ft (15.8 gpt over 3.5 m) and the higher-grade principal C vein intervals averaged 0.81 opt over 7.6 ft (27.7 gpt over 2.3 m).  True thicknesses are estimated to be 85% to 95% of the core lengths. The 2005 drill results are summarized in the attached table.

As shown on the accompanying Drill Hole Location Plan, the C vein system at New Polaris is intersected by a property scale fault, named the #1 fault.  Based on the geology observed in both the extensive mine workings at New Polaris and in more recent exploration drill holes, this fault is interpreted as a hinge line between the easterly and northeasterly striking portions of the C vein.  As such, portions of the C vein lying west of the fault are drilled with a north azimuth, while portions of the C vein lying east of the fault are drilled with a northwest azimuth.

Drilling on Section 2000SW continued down-dip from the Phase 1 drilling program last year. Previous drilling prior to 1993 targeted the vein at an oblique angle inconsistent with the current interpretation.  Results from Holes 2000SW4, 5 and 6 have established better continuity of the principal C Vein, and also indicate better grade and thickness of the hanging-wall C vein compared to earlier drilling, especially in the deepest hole, 2000SW6, which intersected 0.49 opt Au over 23.8 feet.

Drilling on Section 2100SW continued down-dip from the Phase 1 drilling program below the deepest mine level and, in particular, tested an area where a 1990 drill hole suggested vein geometry inconsistent with that indicated by subsequent drilling.  Closely spaced drill holes 2100SW3 and 2100SW4 greatly increase the confidence of vein continuity and thickness in this area. Hole 2100SW5 successfully outlined the C veins continuity into a 300 feet long gap in drilling on this section.

As shown on the accompanying Sections 2000SW and 2100SW, the C vein flattens below the deepest level (600) in the mine and has been drilled down-dip for 800 feet (244 m), still open at depth.  The thicker richer gold intercepts in the flattened zone may be amenable to lower cost, modern mechanized mining methods as compared to the shrinkage stoping carried out historically in the steeper portions of the veins.

Section 5500E represents a 100 foot step-out to the west from the Phase I definition drilling.  A greater than 200 foot down-dip gap in previous drilling was investigated with holes 5500E1 and 5500E2.  Results indicate the vein thickness in this area is greater than that suggested by previous drill holes.  A ninth drill hole, Hole 5500E3, veered off course in overburden and was therefore terminated.

Stated Bradford Cooke, President and CEO of Canarc, “Such consistently high grade drill intercepts from the Phase 2 infill drilling program have helped to establish better continuity, thickness and grade of the C vein system.  Canarc now plans to complete the infill drilling (subject to financing) and optimize the conceptual mine plan at New Polaris in 2006 so the project can move into feasibility and permitting.  Our goal is to build an initial 65,000 oz per year high grade gold mine at New Polaris over the next three years.”

James Moors, B.Sc., P.Geo, is the Qualified Person who supervised the 2005 drilling program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core was split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples were dried, crushed, split and a 30-gram sub - sample was taken for analysis.  Gold content was determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements were analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

NEW POLARIS PROJECT - C VEIN SYSTEM – 2005 DRILL RESULTS

Hole	Zone	Hole Depth (feet)		Length		Gold
		From	To	ft	m	opt	gpt

05-5500E-1	C vein (west)	609.0	627.3	18.3	5.58	0.35	12.1
	incl.	617.5	621.3	3.8	1.16	0.88	30.2

05-5500E-2	C vein (west)	689.0	699.7	10.7	3.26	0.26	8.9
	incl.	689.0	691.5	2.5	0.76	0.60	20.6

05-2000SW-4	C vein HW	656.6	659.0	2.4	0.73	0.39	13.4
05-2000SW-4	C vein (east)	857.4	882.7	25.3	7.71	0.51	17.4
	incl.	859.0	865.0	6.0	1.83	1.28	43.9

05-2000SW-5	C vein HW	708.0	716.2	8.2	2.50	0.41	14.1
05-2000SW-5	C vein (east)	791.0	809.5	18.5	5.64	0.63	21.6
	incl.	795.3	804.0	8.7	2.65	0.92	31.5

05-2000SW-6	C vein HW	766.2	790.0	23.8	7.25	0.49	16.7
05-2000SW-6	C vein (east)	856.0	873.0	17.0	5.18	0.53	18.2
	incl.	859.0	866.3	7.3	2.23	0.87	29.8

05-2100SW-3	C vein (east)	701.9	732.0	30.1	9.17	0.29	9.9
	incl.	703.5	709.0	5.5	1.68	0.53	18.2

05-2100SW-4	C vein (east)	728.0	767.0	39.0	11.89	0.57	19.7
	incl.	732.8	749.9	17.1	5.21	0.79	27.1

05-2100SW-5	C vein (east)	757.5	808.0	50.5	15.39	0.25	8.7
	incl.	797.8	808.0	10.2	3.11	0.59	20.3

CANARC
RESOURCE CORP.
New Polaris Project
Phase II Infill Drilling Program
Drill Hole Location Plan
5200E
5800E
6000E
6200E
3400N
3200N
3000N
2800N
N
100 feet
100 metres
450 Level
(-312' asl)
600 Level
(-450' asl)
5500E1
5500E2
5500E3
Section Line 5500E
Trace of #1 Fault on Vein
2100SW3
2100SW4
2100SW5
2000SW4
2000SW5
2000SW6
Section Line 2100SW
Section Line 2000SW

az 180
az 360
sea level
-200'
-400'
-600'
-800'
overburden
bedrock
05-5500E3
450 Level
0.55/5.0'
0.35/18.3'
05-5500E1
0.26/10.7'
0.55/5.8'
05-5500E2
C Vein
0.67/15.4'
Phase II drillhole
Phase I drillhole
Pre-1995 drill hole
100 feet
100 metres

CANARC RESOURCE CORP.

New Polaris Project
Phase II Infill Drilling Program
Section 5500E
Looking West
100 feet view thickness

az 140
az 320
sea level
-200'
-400'
-800'
overburden
bedrock
450 Level
C Vein
C Vein HW
0.33/3.2'
0.23/7.2'
0.43/7.9'
04-2000SW1
04-2000SW2
04-2000SW3
0.42/22.5'
0.39/2.4'
0.41/8.2'
0.37/2.7
0.32/10.8'
0.49/23.8'
0.60/21.7
0.44/22.3'
0.58/20.5'
0.53/17.0'
0.648/19.8
0.51/25.3'
05-2000SW4
05-2000SW6
05-2000SW5
Phase II drillhole
Phase I drillhole
Pre-1995 drill hole
100 feet
100 metres

CANARC RESOURCE CORP.

New Polaris Project
Phase II Infill Drilling Program
Section 2000SW
Looking Southwest
100 feet view thickness

az 140
az 320
sea level
overburden
bedrock
-200'
-400'
-600'
-800'
450 Level
C Vein
600 Level
0.81/9.0'
?
0.34/24.3
0.93/26.4'
0.57/39.0'
0.28/30.0'
0.30/17.5'
0.75/15.6
0.59/10.2'
0.55/7.5'
04-2100SW1
04-2100SW2
05-2100SW3
05-2100SW4
05-2100SW5

Phase II drillhole

Phase I drillhole

Pre-1995 drill hole

0.57/39.0' : ounces per ton Au / feet

100 feet

100 metres

CANARC RESOURCE CORP.

New Polaris Project
Phase II Infill Drilling Program
Section 2100SW
Looking Southwest
100 feet view thickness